NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE American LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 17, 2023, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on March 03, 2023 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger agreement between HPX Corp. and Ambipar Emergency Response became effective on March 03, 2023. Each of HPX Corp.'s Units was automatically separated into the component securities, and, as a result, will no longer trade as a separate security. Each share of HPX Corp.'s Class A Ordinary Share was converted into the right to receive one Class A Ordinary Share of Ambipar Emergency Response. Each of HPX Corp.'s Redeemable Warrants was converted into the right to receive one Warrant of Ambipar Emergency Response. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading before market open on March 06, 2023.